UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 2022

Commission File Number: 001-41253

Super Group (SGHC) Limited

(Translation of registrant’s name into English)

Super Group (SGHC) Limited

Bordeaux Court, Les Echelons

St. Peter Port, Guernsey, GY1 1AR

Telephone: +44 (0) 14 8182-2939

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 12, 2022, Super Group (SGHC) Limited (the “Company”) issued a press release announcing the expiration and results of its previously announced exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants to purchase ordinary shares of the Company, no par value (the “Ordinary Shares”), which warrants trade on the New York Stock Exchange (“NYSE”) under the symbol “SGHC WS” (the “public warrants”) and (ii) private placement warrants to purchase Ordinary Shares (the “private placement warrants” and, together with the public warrants, the “warrants”). The Offer and Consent Solicitation expired at 12:01 a.m., Eastern Time, on December 12, 2022 (the “Expiration Date”).

The Company has been advised that 21,328,401 public warrants (including 118,953 public warrants tendered through guaranteed delivery), or approximately 94.79% of the outstanding public warrants, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. The Company expects to accept all validly tendered warrants for exchange and settlement on or before December 14, 2022. In addition, pursuant to the Consent Solicitation, the Company received the approval of holders of approximately 94.79% of the outstanding public warrants and holders of approximately 100% of the outstanding private placement warrants to the amendment to the warrant agreement governing the warrants (the “Warrant Amendment”), which exceeds the 50% of outstanding public warrants and 50% of outstanding private placement warrants required to effect the Warrant Amendment.

Accordingly, the Company and Continental Stock Transfer and Trust Company entered into the Warrant Amendment, dated December 12, 2022, and the Company announced that it will exercise its rights in accordance with the terms of the Warrant Amendment, (i) to exchange all remaining untendered public warrants for Ordinary Shares at a ratio of 0.225 Ordinary Shares per public warrant and (ii) to cancel any remaining private placement warrants for no consideration, following which, no public or private warrants will remain outstanding (together, the “Post-Offer Exchange”).

The Company has fixed the date for the Post-Offer Exchange as December 26, 2022. The last day of trading for the warrants will be December 23, 2022.

The Company also announced that the Registration Statement on Form F-4, originally filed by the Company with the Securities and Exchange Commission on November 10, 2022, and amended on November 22, 2022, was declared effective on December 9, 2022.

A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: December 12, 2022	By:	/s/ Robert James Dutnall
	Name:	Robert James Dutnall
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

10.1	Amendment No. 1 to Warrant Agreement, by and between the Company and Continental Stock Transfer & Trust Company, dated as of December 12, 2022

99.1	Press Release, dated December 12, 2022